

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Via E-mail
Robert F. Kuzloski, Esq.
Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke, Bermuda HM 08

> **Re:** **Transatlantic Holdings, Inc.**
> **Form 425 filed by Validus Holdings, Ltd.**
> **Filed on November 7, 2011**
> **File No. 001-10545**

Dear Mr. Kuzloski:

We have reviewed your filing and have the following comments.

Page 5

1.   Please revise your disclosure to clarify for investors how the proposed $2 pre-closing special dividend is more compelling to Transatlantic security holders than Transatlantic's own share repurchases. The latter appear to create immediate value for all security holders, either by providing liquidity to selling security holders or by increasing the book value of shares not repurchased. We note in this regard that on page 6 you appear to be setting forth your own share repurchase as a value-creating proposition for security holders.

Page 6

2.   Under the heading "Premium," please disclose in a lead-in paragraph that the disclosed percentages assume and include a $1.75 pre-closing special dividend payable at the discretion of the Transatlantic board of directors, and that this amount might in fact never be paid.

3.   Please revise your disclosure at the bottom of this page to indicate what you currently state in the applicable end note – that your repurchase program may be modified, extended, or terminated at any time, and may in fact never commence.

Page 7

4.   Please reconcile your statement that market value is the criteria on which to judge a
        transaction with your presentation of book value measures in support of your proposed
        transaction on pages 6 and 13.

Page 8

5.   Please revise your disclosure that Transatlantic "Refused to engage with Validus" for a
        "prolonged period" to acknowledge that Transatlantic was acting under restrictions
        imposed by the Allied World merger agreement. Consider disclosing the findings of the
        Delaware court on this issue.

6.   Each statement or assertion of opinion or belief must be clearly characterized as such,
        and a reasonable factual basis must exist for each such opinion or belief. Support for
        opinions or beliefs should be self-evident, disclosed in the solicitation materials or
        provided to the staff on a supplemental basis. Please provide support for, and/or clearly
        characterize as an opinion or belief, the following statements:

        •   The Transatlantic board of directors employed "empty assertions and flawed
            analyses" in rejecting your offer; and
        •   Transatlantic security holders are faced with "the absence of credible alternatives."

7.   You state that your proposal is capable of being consummated by year end. Please
        disclose whether or not consummation remains subject to any regulatory approvals.

Page 9

8.   We note your statement at the bottom of this page that you can replace the Transatlantic
        board of directors upon receiving the requisite consents. Please disclose whether or not
        you have received all regulatory approvals necessary to actually make the replacement, as
        opposed to merely commence your solicitation.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP